                             MATERIAL CHANGE REPORT


ITEM 1.   REPORTING ISSUER

The reporting issuer filing this material change report is Kinross Gold Corporation ("Kinross").

ITEM 2.   DATE OF MATERIAL CHANGE

July 29, 2004

ITEM 3.   PRESS RELEASES

Press release were issued by Kinross in Toronto on July 29, 2004 with respect to the material change and filed via SEDAR.

ITEM 4.   SUMMARY OF MATERIAL CHANGE

On July 29, 2004 Kinross announced the financial results for the second quarter period ended June 30, 2004.

ITEM 5.   FULL DESCRIPTION OF MATERIAL CHANGE

See attached press release dated July 29,2004.

ITEM 6. RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND ANALOGOUS SECURITIES LEGISLATION OF EACH OF THE OTHER PROVINCES OF CANADA.

N/A

ITEM 7.   OMITTED INFORMATION

N/A

ITEM 8.   SENIOR OFFICER

          Ms. Shelley M. Riley
          Corporate Secretary
          Telephone: (416) 365-5198
          Facsimile: (416) 365-0237

ITEM 9.   STATEMENT OF SENIOR OFFICER

          The foregoing accurately discloses the material change referred to herein.


DATED at Toronto this 5th day of August, 2004.


                            KINROSS GOLD CORPORATION


                                             PER:     Shelley M. Riley
                                                      ----------------
                                                      Shelley M. Riley
                                                      Corporate Secretary

                                                                   PRESS RELEASE


                     KINROSS ANNOUNCES IMPROVED EARNINGS AND
                    CASH FLOW FOR THE SECOND QUARTER OF 2004

JULY 29, 2004...TORONTO, ONTARIO - KINROSS GOLD CORPORATION (TSX-K; NYSE-KGC) ("Kinross" or the "Company") announced today the unaudited results for the three and six months ended June 30, 2004, as follows:

================================================================================

SECOND QUARTER HIGHLIGHTS
(US DOLLARS, UNAUDITED)
--------------------------------------------------------------------------------

o Earnings of $6.6 million, or $0.02 per share, for the second quarter and $19.8 million, or $0.06 per share, for the first half of 2004.

o Cash flow provided from operating activities of $25.7 million. Excluding changes in non-cash working capital items of $14.2 million, cash flow was $39.9 million.

o Production of 420,093 gold equivalent ounces at total cash costs1 of $241 per ounce both met expectations. Annual production target of 1.7 to
        1.75 million gold equivalent ounces at total cash costs approximately $230 remain unchanged.

o Average second quarter realized gold price was 10% higher than the same period in 2003.

o Final delivery of gold hedge contracts made in the second quarter. Kinross is now fully leveraged to the spot gold price. Excluding the hedging impact, earnings would have been $12.1 million.

o Cash balance of $187.7 million and debt of $8.5 million provide financial flexibility to fund projects and to grow the business.

o Capital expenditures of $40.4 million on track to reach the forecast of $165 million for the year.
================================================================================


Bob Buchan, President and C.E.O. said, "Other than achieving, or doing better than, our stated goals for the year, our strategy remains focused on bringing our new projects at Refugio and Kubaka into production, and most importantly we intend to show a meaningful growth in reserves this year. In all cases, I am confident that we are on track to achieving our stated objectives."

1. TOTAL CASH COSTS PER EQUIVALENT OUNCE OF GOLD IS FURNISHED TO PROVIDE ADDITIONAL INFORMATION AND IS A NON-GAAP MEASURE. THIS MEASURE SHOULD NOT BE CONSIDERED IN ISOLATION AS A SUBSTITUTE FOR MEASURES OF PERFORMANCE PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND IS NOT NECESSARILY INDICATIVE OF OPERATING EXPENSES AS DETERMINED UNDER GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. THIS MEASURE IS INTENDED TO PROVIDE INVESTORS WITH INFORMATION ABOUT THE CASH GENERATING CAPABILITIES (REALIZED REVENUE, NET OF TOTAL CASH COSTS PER OUNCE) OF THE MINING OPERATIONS. THE COMPANY USES THIS INFORMATION FOR THE SAME PURPOSE AND FOR ASSESSING THE PERFORMANCE OF ITS MINING OPERATIONS. MINING OPERATIONS ARE CAPITAL INTENSIVE. THE MEASURE TOTAL CASH COSTS EXCLUDES CAPITAL EXPENDITURES BUT IS RECONCILED TO TOTAL OPERATING COSTS FOR EACH MINE. CAPITAL EXPENDITURES REQUIRE THE

        USE OF CASH IN THE CURRENT PERIOD, AND IN PRIOR PERIODS AND ARE DISCUSSED THROUGHOUT THE MD&A. AND INCLUDED IN THE SEGMENTED INFORMATION NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS.


KEY FINANCIAL HIGHLIGHTS
=============================================================================================================
(in United States dollars)                                     Three months ended       Six months ended
(Unaudited, Canadian GAAP)                                          June 30,                 June 30,
-------------------------------------------------------------------------------------------------------------
                                                               2004          2003        2004        2003
-------------------------------------------------------------------------------------------------------------
FINANCIAL RESULTS (MILLIONS EXCEPT PER SHARE)
Revenue                                                       $160.9        $157.8      $317.5      $278.8
Net earnings (loss) attributable to common shareholders       $  6.6        $ (7.7)     $ 19.8      $(21.8)
Cash flow provided from operating activities                  $ 25.7        $ 17.8      $ 43.3      $ 34.0
Net earnings (loss) per share (basic and diluted)             $ 0.02        $(0.02)     $ 0.06      $(0.08)
Basic weighted average number of
   common shares outstanding (millions)                        346.0         314.7       345.9       284.1
=============================================================================================================

Kinross today reported consolidated net earnings of $6.6 million, or $0.02 per share, for the second quarter of 2004 compared with a loss of $7.7 million, or $0.02 per share, for the second quarter of 2003. The gold hedge program reduced earnings by $5.5 million, or $0.01 per share, compared with $0.6 million in the second quarter of 2003. Final deliveries of gold against the hedge contracts were made during the second quarter.

Mining revenues of $154.9 million in the second quarter of 2004 were slightly lower than the $157.8 million recorded in the same period of 2003 as a result of lower gold sales volumes which were almost offset by higher gold and silver realized prices of 10% and 36%, respectively. The lower gold sales are mainly attributable to lower production at Fort Knox, Round Mountain and Kubaka.

Operating costs of $102.6 million in the second quarter of 2004 were reduced by $5.3 million compared with second quarter 2003 due to lower production and cost reductions from the continuous improvement program, partially offset by higher energy prices and the impact of the exchange rates on non-US dollar based operating costs.

The increase in general and administrative costs by $2.5 million to $8.5 million is largely a result of higher level of business activity, the expensing of stock options, one time merger related expenses and the impact of the Canadian dollar exchange rate.


KEY OPERATING HIGHLIGHTS
=============================================================================================================
(in United States dollars)                                     Three months ended       Six months ended
(Unaudited, Canadian GAAP)                                          June 30,                 June 30,
-------------------------------------------------------------------------------------------------------------
                                                               2004          2003        2004        2003
-------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Gold Equivalent Production (000 ounces)                      420,093       460,953       817,104      787,765
Per ounce data:
    Average spot gold price                                 $    393      $    347      $    401     $    350
    Average realized gold price                             $    381      $    345      $    391     $    344
    Cash operating costs                                    $    227      $    205      $    227     $    215
    Total cash costs                                        $    241      $    214      $    241     $    223
    Total production costs                                  $    338      $    310      $    336     $    317
=============================================================================================================

The following table reconciles the production costs per equivalent ounce of gold presented above to the operating costs presented in the consolidated financial statements.


==============================================================================================================================
                                                                             THREE MONTHS ENDED        SIX MONTHS ENDED
                                                                                   JUNE 30,                 JUNE 30,
                                                                         -----------------------------------------------------
(MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)                 2004          2003        2004           2003
------------------------------------------------------------------------------------------------------------------------------
Operating costs per financial statements                                   $   102.6     $   107.9    $   197.1     $   195.4
Accretion expense                                                               (2.2)         (2.4)        (4.4)         (4.5)
Change in bullion inventory                                                      2.1          (1.0)         7.8          (9.1)
Operating costs not related to gold production                                  (1.5)         (5.6)        (3.7)         (5.7)
------------------------------------------------------------------------------------------------------------------------------
Total cash costs for per ounce calculation purposes                        $   101.0     $    98.9    $   196.8     $   176.1
==============================================================================================================================
Gold equivalent production - ounces                                          420,093       460,953      817,104       787,765
Total cash costs per equivalent ounce of gold                              $     241         $ 214    $     241     $     223
==============================================================================================================================

The following table compares consolidated production costs per equivalent ounce of attributable gold production for the second quarter of 2004 and 2003, the first half of 2004 and 2003 and provides reconciliations of total cash costs to total operating costs as per the financial statements.


===========================================================================================================================
                                                           THREE MONTHS ENDED JUNE 30,        SIX MONTHS ENDED JUNE 30,
---------------------------------------------------------------------------------------------------------------------------
(PER OUNCE OF GOLD EQUIVALENT)                             2004        2003      Change       2004       2003      Change
---------------------------------------------------------------------------------------------------------------------------
Cash operating costs                                     $     227    $    205       11%    $    227   $    215         6%
Royalties                                                       14           9       56%          14          8        75%
---------------------------------------------------------------------------------------------------------------------------
Total cash costs                                         $     241    $    214       13%    $    241   $    223         8%
Accretion expense                                                5           5        0%           5          5         0%
Depreciation, depletion and amortization                        92          91        1%          90         89         1%
---------------------------------------------------------------------------------------------------------------------------
Total production costs                                   $     338    $    310        9%    $    336   $    317         6%
===========================================================================================================================

OPERATIONS

PRODUCTION AND COST SUMMARY

                                 THREE MONTHS ENDED JUNE 30,                     SIX MONTHS ENDED JUNE 30,
======================================================================================================================
                               GOLD EQUIVALENT                              GOLD EQUIVALENT
                                  PRODUCTION        TOTAL CASH COSTS           PRODUCTION            TOTAL CASH COSTS
                                   (OUNCES)            ($ / OUNCE)              (OUNCES)               ($ / OUNCE)
----------------------------------------------------------------------------------------------------------------------
                              2004         2003       2004       2003        2004         2003       2004       2003
----------------------------------------------------------------------------------------------------------------------
Fort Knox                     79,007      101,425       257        241      154,987      192,639       274        250
Round Mountain 1, 2           99,554      116,336       220        167      194,538      180,370       208        176
Porcupine 3                   53,225       59,964       204        196      105,092      107,544       227        223
Kubaka 4                      39,121       47,576       275        188       68,380       77,626       295        187
Paracatu 1, 3                 22,096       25,707       228        181       46,436       42,665       214        175
La Coipa 1, 2                 32,454       32,854       298        291       73,003       56,777       260        271
Crixas 1, 2                   23,440       24,103       122        105       45,951       39,707       125        104
Musselwhite 1, 5              19,600       18,089       244        225       37,149       27,564       268        257
New Britannia 1, 2             7,866        9,365       271        317       14,573       16,825       341        297
Kettle River                  22,362            -       243          -       47,709            -       235          -
Lupin 1                       19,710       25,534       355        409       24,897       44,318       344        410
Refugio 2                      1,658            -       226          -        4,389            -       217          -
Denton-Rawhide 6                   -            -         -          -            -        1,730         -        221
----------------------------------------------------------------------------------------------------------------------
                             420,093      460,953       241        214      817,104      787,765       241        223
======================================================================================================================

1.      PRODUCTION AND COST DATA FOR 2003 ARE FOR FIVE MONTHS FROM FEBRUARY TO
        JUNE.
2.      PRODUCTION REFLECTS KINROSS' 50% OWNERSHIP INTEREST.
3.      PRODUCTION REFLECTS KINROSS' 49% OWNERSHIP INTEREST.
4. PRODUCTION REFLECTS KINROSS' 54.7% OWNERSHIP INTEREST TO FEBRUARY 28, 2003, AND ITS 98.1% INTEREST THEREAFTER.
5.      PRODUCTION REFLECTS KINROSS' 32% OWNERSHIP INTEREST
6. INCLUDES KINROSS' SHARE OF DENTON-RAWHIDE AND ANDACOLLO PRODUCTION ATTRIBUTABLE TO THE PACIFIC RIM (FORMERLY DAYTON) OWNERSHIP INTEREST.

TOTAL CASH COSTS ARE A NON-GAAP MEASURE. FOR FURTHER INFORMATION ON THIS NON-GAAP MEASURE, PLEASE REFER TO THE DISCLOSURE UNDER THE HEADING COSTS AND EXPENSES.

NORTH AMERICA

Total cash costs in the first half of 2004 at Kinross' Canadian mines (Porcupine, New Britannia and Musselwhite) were higher compared to the same period 2003 as a result of the appreciation of the Canadian dollar relative to the US dollar. Rising fuel costs also negatively affected total cash costs at all of Kinross' sites.

Gold equivalent production at FORT KNOX, Alaska, was approximately 22% and 20% lower in the second quarter and first half of 2004, respectively, than the corresponding periods in 2003. The decrease in production resulted from the suspension of mining at True North and lower mill feed grades due to the mine sequence at Fort Knox. Mill feed grades are expected to improve in the second half of 2004 due to improved grade at Fort Knox and the resumption of mining at True North. Although year to date production is lower than the same period of 2003, it is approximately 7% better than plan and is on target to meet expectation. Rising fuel and energy costs and lower production contributed to the increase in total cash costs for the second quarter and first half of 2004. Larger tonnage mining equipment is to be in place at the mine in the third quarter, which will improve total cash costs and increase tonnage to the mill.

Attributable gold equivalent production at ROUND MOUNTAIN was lower in the second quarter versus the same period of 2003 as a result of processing lower grade ore than expected on the dedicated and reusable leach pads. Attributable gold equivalent production for the first half was approximately 8% higher than the same period in 2004 as a result of more ore being placed on the dedicated leach pads to offset milling and crushing limitations experienced following the failure of an electrical transformer in the last half of 2003. Total cash costs for the second quarter and first half of 2004 were higher than the second quarter and first half of 2003 as a result of increased fuel, energy and reagent prices and royalty payments due to the improved gold price.

At PORCUPINE gold equivalent production for the second quarter and first half of 2004 was lower than the corresponding period of 2003 as a result of cessation of mining operations of the Dome underground which was partially offset by higher grades encountered at the Hoyle underground and Dome open pit mines. Total cash costs for the second quarter and first half of 2004 were higher reflecting the impact of higher underground and open pit grades processed as well as the marginal appreciation of the Canadian dollar versus the US dollar. Operating performance was better than expected for the quarter with both production and total cash costs being approximately 10% better than plan. Construction is proceeding well, with the foundations for new leach tanks completed, and the foundations for the new rod mill poured. The new ore haul road has been cleared, and a rock bed is being placed starting at the Dome mill and heading out to Pamour.

Increased attributable gold equivalent production at MUSSELWHITE in the second quarter and first half of 2004 compared to the same periods is due to increased mill throughput which more than offset lower than expected grades and recoveries encountered in the second quarter.

At KETTLE RIVER lower than plan grades and mill tonnage from stockpile contributed to the shortfall in production and higher than expected cash costs. More challenging ground conditions than expected in the first quarter and ground support issues negatively impacted year to date production and total cash costs.

SOUTH AMERICA

Lower than anticipated mill throughput and recoveries resulted in decreased attributable production and an increase in total cash costs at PARACATU in the second quarter of 2004 compared to the second quarter of 2003 as the mine processed harder than expected ore. Attributable production was better than plan and continues on target to meet full year expectations.

Gold equivalent production and total cash costs at LA COIPA were essentially unchanged for the second quarter of 2004 compared with the second quarter of 2003. Gold equivalent production was higher in the first half of 2004 compared to the same period of 2003 as only two months of production were accounted for in the first quarter of 2003. The increased production in the second quarter positively impacted total cash costs for the first half.

Attributable gold production for the second quarter and first half of 2004 at CRIXAS was essentially in line with 2003 results. The increase in total cash costs for the second quarter and first half of 2004 reflect changes in ore grade and lower plant throughput, which were partially offset by higher recovery rates.

RUSSIA

Inclement weather delays encountered at KUBAKA in June adversely affected gold equivalent production in the second quarter and first half of 2004 compared to the same periods of 2003. The increase in total cash costs in the second quarter and first half of 2004 compared to the same periods of 2003 reflect lower ounces processed as well as the impact of higher fuel costs, equipment supplies and mill consumables, partially offset by lower property taxes. High-grade ore from the Birkachan pit and increased mill feed in the second half of the 2004 will improve production and total cash costs at Kubaka. Construction of an all season road allowing Birkachan ore to be trammed to the Kubaka processing facility is expected to be completed by the end of the third quarter and in use by the fourth quarter of 2004.

EXPLORATION

Kinross continued to focus exploration activity on its project pipeline of advanced exploration and development projects. At ROUND MOUNTAIN, the Joint Venture approved the first phase of a major two-year campaign targeting a reserve expansion of the Round Mountain pit, delineating reserves at the Gold Hill project and exploring for additional shallow oxide resources and high-grade feeder structures. To mid year 51 holes had been completed on the pit expansion project, with virtually every hole returning an ore grade intercept. At Gold Hill, a total of 55,445 ft (16,910 metres) of delineation drilling was completed. A new resource model for Gold Hill is currently being developed. In addition, two new discoveries were made on the Joint Venture property. First, the presence of high-grade feeder veins was confirmed in hole GH04-482 returning
0.654 opt over 30 ft at 1060 ft down hole, 3500 feet west of the proposed Gold Hill pit. The second discovery was made 4,000 ft south of the Gold Hill prospect. Hole SCH01-15 intersected four separate zones including 80 ft @ 0.010 opt from 295 ft, 45 ft @ 0.017 opt from 525 ft, 130 ft @ 0.040 opt from 635 ft and 105 ft @ 0.030 opt from 795 ft. The zone is open to the west.

At FORT KNOX, hole FC-716 drilled in the east-central portion of the pit, to test the extension of mineralization beneath the current ultimate pit, cut two strong zones of mineralization grading 0.316 opt over 65 ft followed by 0.273 opt over 35 ft. Follow-up drilling is currently underway. At the PORCUPINE JOINT VENTURE, three new veins were discovered at Hoyle Pond. Assays on the vein near the 940 level include results like 0.4 meters @ 94.5 g/t and 0.6 meters @ 111.6 g/t. Further drilling is also taking place at the Pamour north project in anticipation of putting that pit into production soon. The company is also actively drilling at KETTLE RIVER where efforts have been focused on expanding the Emanuel Creek North mineralized zone. Drilling from underground continued to deliver strong results including 17 ft @ 0.503 opt in hole EN04-04, 11 ft @
0.335 opt in hole EN 04-05, and 10 ft @ 2.05 opt in hole EN04-06. Surface hole ENS02-03 extended the strike of the zone by 500 feet on the north end, cutting 14 ft @ 0.352 opt. Four new target areas were identified within the mineralized corridor of the Curlew Basin for follow-up in the second half of the year. At KUBAKA, in-fill drilling at BIRKACHAN is in progress, aimed at upgrading between 350,000 and 500,000 ounce of combined open pit and underground resources to reserves by year end.

At the 2.7 million ounce (resource) GURUPI project in Brazil, the first phase of infill drilling on the Cipoeiro and Chega Tudo deposits was completed. A full feasibility study of the project has commenced targeting a 1.5 million to 2.0 million ounce reserve and is scheduled for completion in Q1 2005.


CAPITAL EXPENDITURES
=========================================================================================
                                                   YTD June 30     2H 2004      2004E
-----------------------------------------------------------------------------------------
PROJECT CAPITAL:
     Refugio                                       $      12.5    $    39.8   $     52.3
     PJV                                                   5.7         17.3         23.0
     Fort Knox                                             7.5          1.0          8.5
     Other                                                 7.8         10.9         18.7

Sustaining capital                                        29.4         33.1         62.5
-----------------------------------------------------------------------------------------
Total capital expenditures                         $      62.9    $   102.1   $    165.0
=========================================================================================

Capital expenditures for the three months ended June 30 were $40.4 million, and for the six months ended June 30 expenditures were $62.9 million. Capital expenditures at the Refugio project were much lower than plan due to timing issues. The total estimated capital costs at Refugio have increased roughly 10% to $58 million (Kinross 50%). Full plant production rate is expected to be achieved by the first quarter of 2005. Some of the increase is for items not in the original estimate such as repairs to the water management system at the adsorption, desorption and recovery plant. Plant start-up is scheduled for December 2004. Expenditures at Porcupine were also lower than plan.

CORPORATE DEVELOPMENT

The merger with Crown Resources is still being reviewed by the Securities and Exchange Commission. We would expect the review to be completed after the incorporation of second quarter results sometime in August and to close the transaction later in the third quarter of 2004. Permitting for the Buckhorn deposit is proceeding well and we are planning to put it into production in 2006, assuming completion of the merger.

At the end of last year, we were sellers of junior gold shares because as we stated at the end of last year, we believed the sector was over heated. In the past few months we have reversed our view in the junior sector and have begun an investment strategy focused on companies with projects that we believe are developable in the 2006 - 2009 period. Our goal is to become a significant investor in a few of these companies and then we look to help existing management maximize the value of the underlying assets to the benefit of their shareholders and Kinross shareholders.

OUTLOOK

During the first half of 2004, we were able to exceed budget for production and importantly exceed our expectations with respect to our mine operating costs. This is a result of a strong commitment to cost containment by our operating teams, and of our continuous improvement program. Based on the results of the first half vs. plan, we continue to expect to produce 1.7 to 1.75 million ounces of gold equivalent production for 2004. As production volumes increase our total cash costs per gold equivalent ounce will decrease. We consider our target costs of approximately $230 per ounce of gold for the whole year remains achievable. Our investments in exploration at our existing operations continue to yield promising results, as does the extensive in-fill drill program at Gurupi in Brazil.

In the second quarter we elected to take advantage of lower spot gold prices and eliminated the remainder of our gold hedge book. As a result, non-cash deferred charges of $9.6 million will impact our results over the next 12 months.

In 2003, we announced plans to expand and recommission the Refugio mine, restart the Kettle River operation, and expand the Porcupine Joint Venture mill to accommodate the new ore feed from the Pamour open pit. The Refugio mine is scheduled to achieve production during the first quarter of 2005, while the Kettle River operation reopened in January 2004 and, after some initial start-up issues, is now working well. The Porcupine expansion is on time and below budget. We continue to plan to spend $165.0 million in capital improvements in 2004 in pursuit of meeting our goals.



--------------------------------------------------------------------------------

THIS PRESS RELEASE INCLUDES CERTAIN "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 21E OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, INCLUDED HEREIN, INCLUDING WITHOUT LIMITATION, STATEMENTS REGARDING POTENTIAL MINERALIZATION AND RESERVES, EXPLORATION RESULTS AND FUTURE PLANS AND OBJECTIVES OF KINROSS GOLD CORPORATION, ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE VARIOUS RISKS AND UNCERTAINTIES. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL PROVE TO BE ACCURATE AND ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM KINROSS' EXPECTATIONS ARE DISCLOSED UNDER THE HEADING "RISK FACTORS" AND ELSEWHERE IN KINROSS' DOCUMENTS FILED FROM TIME TO TIME WITH THE TORONTO STOCK EXCHANGE, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND OTHER REGULATORY AUTHORITIES.

For additional information, e-mail INFO@KINROSS.COM or contact:

ROBERT M. BUCHAN              LARS-ERIC JOHANNSON            CHRISTOPHER T. HILL
PRESIDENT AND                 EXECUTIVE VICE PRESIDENT       VICE PRESIDENT
CHIEF EXECUTIVE OFFICER       AND CHIEF FINANCIAL OFFICER    INVESTOR RELATIONS
Tel. (416) 365-5650           Tel. (416) 365-2605            Tel. (416) 365-7254

TRACEY M. THOM
Manager Investor Relations
(416) 365-1362


KINROSS GOLD CORPORATION
CONSOLIDATED BALANCE SHEETS
(expressed in millions of U.S. dollars) (unaudited)

===================================================================================================
                                                                                  AS AT
---------------------------------------------------------------------------------------------------
                                                                         JUNE 30,     DECEMBER 31,
                                                                           2004           2003
---------------------------------------------------------------------------------------------------
                                                                                      RESTATED (A)
ASSETS
      Current assets
             Cash and cash equivalents                                  $   187.7       $    245.8
             Restricted cash                                                  1.3              5.1
             Marketable securities                                           10.4              0.1
             Accounts receivable and other assets                            37.8             42.1
             Inventories                                                    134.5            109.2
---------------------------------------------------------------------------------------------------
                                                                            371.7            402.3
      Property, plant and equipment                                         531.2            525.2
      Mineral interests                                                     247.6            260.1
      Goodwill                                                              918.0            918.0
      Long - term investments                                                26.7              2.1
      Future income and mining taxes                                          1.2              1.5
      Deferred charges and other long - term assets                          23.8             35.9
---------------------------------------------------------------------------------------------------
                                                                        $ 2,120.2       $  2,145.1
---------------------------------------------------------------------------------------------------
LIABILITIES
      Current liabilities
             Accounts payable and accrued liabilities                   $    79.6       $    101.4
             Current portion of long - term debt                              4.0             29.4
             Current portion of site restoration cost obligations            19.3             19.2
---------------------------------------------------------------------------------------------------
                                                                            102.9            150.0

      Long - term debt                                                        4.5              0.7
      Site restoration cost obligations                                     109.1            111.0
      Future income and mining taxes                                         52.4             55.6
      Deferred revenue                                                        1.1              2.2
      Other long - term liabilities                                           5.3              4.7
      Redeemable retractable preferred shares                                 2.9              3.0
---------------------------------------------------------------------------------------------------
                                                                            278.2            327.2
---------------------------------------------------------------------------------------------------
NON - CONTROLLING INTEREST                                                    0.8              0.7
---------------------------------------------------------------------------------------------------
CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY                           12.9             12.6
---------------------------------------------------------------------------------------------------

COMMON SHAREHOLDERS' EQUITY
      Common share capital and common share purchase warrants             1,785.3          1,783.5
      Contributed surplus                                                    33.6             30.0
      Retained earnings (deficit)                                            11.4             (6.9)
      Cumulative translation adjustments                                     (2.0)            (2.0)
---------------------------------------------------------------------------------------------------
                                                                          1,828.3          1,804.6
---------------------------------------------------------------------------------------------------
                                                                        $ 2,120.2       $  2,145.1
---------------------------------------------------------------------------------------------------
TOTAL OUTSTANDING AND ISSUED COMMON SHARES AT JUNE 30                       346.2            315.1
===================================================================================================


KINROSS GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(expressed in millions of U.S. dollars except per share amounts) (unaudited)

===========================================================================================================================
                                                                          THREE MONTHS ENDED         SIX MONTHS ENDED
                                                                                JUNE 30,                  JUNE 30,
---------------------------------------------------------------------------------------------------------------------------
                                                                           2004          2003        2004          2003
---------------------------------------------------------------------------------------------------------------------------
                                                                                                               RESTATED (A)
REVENUE AND OTHER INCOME
      Mining revenue                                                     $   154.9     $   157.8   $   310.5     $   274.8
      Interest and other income                                                1.9           1.8         3.7           2.8
      Non - hedge derivative gains (losses)                                    4.1          (0.9)        3.3           1.2
---------------------------------------------------------------------------------------------------------------------------
                                                                             160.9         158.7       317.5         278.8
---------------------------------------------------------------------------------------------------------------------------
EXPENSES
      Operating (exclusive of depreciation, depletion, and                   102.6         107.9       197.1         195.4
           amortization shown separately below)
      General and administrative                                               8.5           6.0        15.4          11.8
      Exploration and business development                                     5.4           7.1         8.9          13.3
      Depreciation, depletion and amortization                                36.2          40.3        68.6          68.5
      (Gain) loss on disposal of assets                                       (0.3)          0.6        (0.7)          0.5
      Foreign exchange (gain) loss                                             0.1          (1.0)        2.5          (0.3)
      Interest expense on long - term liabilities                              0.4           1.4         1.1           2.5
---------------------------------------------------------------------------------------------------------------------------
                                                                             152.9         162.3       292.9         291.7
---------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) BEFORE TAXES AND OTHER ITEMS                                   8.0          (3.6)       24.6         (12.9)

      Provision for income and mining taxes                                   (1.1)         (1.6)       (4.3)         (4.1)
      Non-controlling interest                                                (0.1)         (0.1)       (0.1)         (0.1)
---------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) FOR THE PERIOD BEFORE DIVIDENDS ON
      CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY                       6.8          (5.3)       20.2         (17.1)

DIVIDENDS ON CONVERTIBLE PREFERRED SHARES
      OF SUBSIDIARY COMPANY                                                   (0.2)         (0.2)       (0.4)         (0.4)
NET EARNINGS (LOSS) FOR THE PERIOD                                       $     6.6     $    (5.5)  $    19.8     $   (17.5)
---------------------------------------------------------------------------------------------------------------------------
ATTRIBUTABLE TO COMMON SHAREHOLDERS:

NET EARNINGS (LOSS) FOR THE PERIOD                                       $     6.6     $    (5.5)  $    19.8     $   (17.5)

Increase in equity component of convertible debentures                           -          (2.2)          -          (4.3)
---------------------------------------------------------------------------------------------------------------------------

NET EARNINGS (LOSS) ATTRIBUTABLE TO COMMON SHARES                        $     6.6     $    (7.7)  $    19.8     $   (21.8)
---------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) PER SHARE
      Basic                                                              $    0.02     $   (0.02)  $    0.06     $   (0.08)
      Diluted                                                            $    0.02     $       -   $    0.06     $       -

WEIGHTED AVERAGE NUMBER COMMON SHARES OUTSTANDING
      Basic                                                                  346.0         314.7       345.9         284.1
      Diluted                                                                346.3             -       346.2             -
===========================================================================================================================



KINROSS GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(expressed in millions of U.S. dollars) (unaudited)
===========================================================================================================================
                                                                          THREE MONTHS ENDED         SIX MONTHS ENDED
                                                                                JUNE 30,                  JUNE 30,
---------------------------------------------------------------------------------------------------------------------------
                                                                           2004          2003        2004          2003
---------------------------------------------------------------------------------------------------------------------------
                                                                                                               RESTATED (A)
NET INFLOW (OUTFLOW) OF CASH
       RELATED TO THE FOLLOWING ACTIVITIES:
OPERATING:
Earnings (loss) for the period before dividends on
       convertible preferred shares of subsidiary company                $     6.8     $    (5.3)  $    20.2     $   (17.1)
Items not affecting cash:
       Depreciation, depletion and amortization                               36.2          40.3        68.6          68.5
       Future income and mining taxes                                         (1.8)         (2.2)       (2.7)         (2.1)
       Accretion expense                                                       2.2           2.4         4.4           4.5
Changes in non - cash working capital items
       Accounts receivable and other assets                                   (7.4)         11.0         3.9          17.2
       Inventories                                                            (2.5)         (4.1)      (24.5)         (9.5)
       Accounts payable and accrued liabilities                               (4.3)        (23.8)      (20.9)        (25.4)
Site restoration cash expenditures                                            (2.6)         (2.9)       (4.3)         (5.0)
Other                                                                         (0.9)          2.4        (1.4)          2.9
---------------------------------------------------------------------------------------------------------------------------
CASH FLOW PROVIDED FROM OPERATING ACTIVITIES                                  25.7          17.8        43.3          34.0
---------------------------------------------------------------------------------------------------------------------------

Financing:
       Issuance of common shares                                               1.6           1.5         3.0           3.3
       Reduction of debt component of convertible debentures                     -          (1.4)          -          (2.8)
       Issue of debt                                                           4.4             -         4.4             -
       Repayment of debt                                                      (0.7)         (8.2)      (26.0)         (9.2)
---------------------------------------------------------------------------------------------------------------------------
CASH FLOW PROVIDED FROM (USED IN) FINANCING ACTIVITIES                         5.3          (8.1)      (18.6)         (8.7)
---------------------------------------------------------------------------------------------------------------------------
INVESTING:
       Additions to property, plant and equipment                            (40.4)        (12.1)      (62.8)        (24.9)
       Business acquisitions, net of cash acquired                               -             -           -         (81.4)
       Marketable securities                                                 (10.4)          0.6       (10.1)          0.6
       Long-term investments and other assets                                 (9.7)         (2.7)      (13.4)         (6.4)
       Proceeds from the sale of property, plant and equipment                 0.3             -         0.8             -
       Decrease in restricted cash                                             0.1           5.6         3.8          37.4
---------------------------------------------------------------------------------------------------------------------------
CASH FLOW USED IN INVESTING ACTIVITIES                                       (60.1)         (8.6)      (81.7)        (74.7)
---------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                       (0.8)          1.5        (1.1)          3.8
---------------------------------------------------------------------------------------------------------------------------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                             (29.9)          2.6       (58.1)        (45.6)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                               217.6         122.4       245.8         170.6
---------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                 $   187.7     $   125.0   $   187.7     $   125.0
===========================================================================================================================


KINROSS GOLD CORPORATION
GOLD PRODUCTION AND COST SUMMARY

========================================================================================================================
                                                                       THREE MONTHS ENDED         SIX MONTHS ENDED
                                                                             JUNE 30,                  JUNE 30,
------------------------------------------------------------------------------------------------------------------------
                                                                        2004          2003        2004          2003
------------------------------------------------------------------------------------------------------------------------
FORT KNOX
     Tonnes milled/crushed (000's) (1)                                  3,091.4       3,457.4     6,307.6       6,526.8
     Grade (grams per tonne)                                               0.89          1.00        0.90          1.11
     Recovery                                                               89%           83%         85%           83%
     Gold equivalent production to dore (2)                              79,007       101,425     154,987       192,639
     Per ounce:
         Total cash costs                                             $     257     $     241   $     274     $     250
         Depreciation, depletion and amortization                            94            99          88           104
         Accretion expense                                                    5             -           5             1
------------------------------------------------------------------------------------------------------------------------
         Total production costs                                       $     356     $     340   $     367     $     355
------------------------------------------------------------------------------------------------------------------------

ROUND MOUNTAIN (4) (7)
     Tonnes milled/crushed (000's) (1)                                 17,308.5       6,081.1    34,742.5      10,751.1
     Grade (grams per tonne)                                               0.66          0.66        0.65          0.66
     Recovery                                                               66%           66%         66%           66%
     Gold equivalent production to dore (2)                              99,554       116,336     194,538       180,370
     Per ounce:
         Total cash costs                                             $     220     $     167   $     208     $     176
         Depreciation, depletion and amortization                           102            82          97            86
         Accretion expense                                                    4             6           5             6
------------------------------------------------------------------------------------------------------------------------
         Total production costs                                       $     326     $     255   $     310     $     268
------------------------------------------------------------------------------------------------------------------------

PORCUPINE JOINT VENTURE (5)
     Tonnes milled/crushed (000's) (1)                                    996.4       1,061.5     1,980.0       2,048.2
     Grade (grams per tonne)                                               3.69          3.88        3.67          3.62
     Recovery                                                               92%           92%         92%           92%
     Gold equivalent production to dore (2)                              53,225        59,964     105,092       107,544
     Per ounce:
         Total cash costs                                             $     204     $     196   $     227     $     223
         Depreciation, depletion and amortization                           108            95         105            93
         Accretion expense                                                    2             7           3             7
------------------------------------------------------------------------------------------------------------------------
         Total production costs                                       $     314     $     298   $     335     $     323
------------------------------------------------------------------------------------------------------------------------

Kubaka (3)
     Tonnes milled/crushed (000's) (1)                                    216.0         214.0       434.0         434.0
     Grade (grams per tonne)                                               5.75          7.11        5.02          6.65
     Recovery                                                               98%           97%         97%           97%
     Gold equivalent production to dore (2)                              39,121        47,576      68,380        77,626
     Per ounce:
         Total cash costs                                             $     275     $     188   $     295     $     187
         Depreciation, depletion and amortization                            52           112          55           106
         Accretion expense                                                    3             2           3             3
------------------------------------------------------------------------------------------------------------------------
         Total production costs                                       $     330     $     302   $     353     $     296
========================================================================================================================


KINROSS GOLD CORPORATION
GOLD PRODUCTION AND COST SUMMARY

========================================================================================================================
                                                                       THREE MONTHS ENDED         SIX MONTHS ENDED
                                                                             JUNE 30,                  JUNE 30,
------------------------------------------------------------------------------------------------------------------------
                                                                        2004          2003        2004          2003
------------------------------------------------------------------------------------------------------------------------
PARACATU (5) (7)
     Tonnes milled/crushed (000's) (1)                                  4,271.4       4,495.4     8,770.0       7,596.9
     Grade (grams per tonne)                                               0.45          0.46        0.45          0.46
     Recovery                                                               75%           77%         75%           77%
     Gold equivalent production to dore (2)                              22,096        25,707      46,436        42,665
     Per ounce:
         Total cash costs                                             $     228     $     181   $     214     $     175
         Depreciation, depletion and amortization                            50            58          56            59
         Accretion expense                                                    5             4           4             5
------------------------------------------------------------------------------------------------------------------------
         Total production costs                                       $     283     $     243   $     274     $     239
------------------------------------------------------------------------------------------------------------------------

LA COIPA (4) (7)
     Tonnes milled/crushed (000's) (1)                                  1,596.0       1,547.0     3,189.0       2,586.0
     Grade (grams per tonne)                                               0.94          0.86        1.16          0.94
     Recovery                                                               82%           85%         82%           86%
     Gold equivalent production to dore (2)                              32,454        32,854      73,003        56,777
     Per ounce:
         Total cash costs                                             $     298     $     291   $     260     $     271
         Depreciation, depletion and amortization                            80            64          70            56
         Accretion expense                                                    -             -           1             2
------------------------------------------------------------------------------------------------------------------------
         Total production costs                                       $     378     $     355   $     331     $     329
------------------------------------------------------------------------------------------------------------------------

CRIXAS (4) (7)
     Tonnes milled/crushed (000's) (1)                                    185.3         188.7       368.3         311.7
     Grade (grams per tonne)                                               8.25          8.27        8.14          8.26
     Recovery                                                               95%           96%         95%           96%
     Gold equivalent production to dore (2)                              23,440        24,103      45,951        39,707
     Per ounce:
         Total cash costs                                             $     122     $     105   $     125     $     104
         Depreciation, depletion and amortization                           113           116         103           116
         Accretion expense                                                    4             -           2             -
------------------------------------------------------------------------------------------------------------------------
         Total production costs                                       $     239     $     221   $     230     $     220
------------------------------------------------------------------------------------------------------------------------

MUSSELWHITE (6) (7)
     Tonnes milled/crushed (000's) (1)                                    363.9         342.1       727.9         533.8
     Grade (grams per tonne)                                               5.46          5.40        5.21          5.27
     Recovery                                                               96%           95%         96%           95%
     Gold equivalent production to dore (2)                              19,600        18,089      37,149        27,564
     Per ounce:
         Total cash costs                                             $     244     $     225   $     268     $     257
         Depreciation, depletion and amortization                           107           116         105           123
         Accretion expense                                                    1             -           2             -
------------------------------------------------------------------------------------------------------------------------
         Total production costs                                       $     352     $     341   $     375     $     380
========================================================================================================================


KINROSS GOLD CORPORATION
GOLD PRODUCTION AND COST SUMMARY

========================================================================================================================
                                                                       THREE MONTHS ENDED         SIX MONTHS ENDED
                                                                             JUNE 30,                  JUNE 30,
------------------------------------------------------------------------------------------------------------------------
                                                                        2004          2003        2004          2003
------------------------------------------------------------------------------------------------------------------------
NEW BRITANNIA (4) (7)
     Tonnes milled/crushed (000's) (1)                                    138.1         169.9       273.1         272.7
     Grade (grams per tonne)                                               3.78          4.80        3.58          4.05
     Recovery                                                               94%           95%         93%           95%
     Gold equivalent production to dore (2)                               7,866         9,365      14,573        16,825
     Per ounce:
         Total cash costs                                             $     271     $     317   $     341     $     297
         Depreciation, depletion and amortization                             -           149           -           137
         Accretion expense                                                    4             -           4             -
------------------------------------------------------------------------------------------------------------------------
         Total production costs                                       $     275     $     466   $     345     $     434
------------------------------------------------------------------------------------------------------------------------

KETTLE RIVER
     Tonnes milled/crushed (000's) (1)                                     60.3             -       167.0             -
     Grade (grams per tonne)                                              10.20             -        9.60             -
     Recovery                                                               90%            0%         90%            0%
     Gold equivalent production to dore (2)                              22,362             -      47,709             -
     Per ounce:
         Total cash costs                                             $     243     $       -   $     235     $       -
         Depreciation, depletion and amortization                           136             -         141             -
         Accretion expense                                                    4             -           4             -
------------------------------------------------------------------------------------------------------------------------
         Total production costs                                       $     383     $       -   $     380     $       -
------------------------------------------------------------------------------------------------------------------------

LUPIN (7)
     Tonnes milled/crushed (000's) (1)                                     96.1         133.0       122.1         227.5
     Grade (grams per tonne)                                               6.87          5.86        6.87          5.99
     Recovery                                                               92%           92%         92%           92%
     Gold equivalent production to dore (2)                              19,710        25,534      24,897        44,318
     Per ounce:
         Total cash costs                                             $     355     $     409   $     344     $     410
         Depreciation, depletion and amortization                            44            47          44            47
         Accretion expense                                                   10            16          20            16
------------------------------------------------------------------------------------------------------------------------
         Total production costs                                       $     409    $      472   $     408     $     473
========================================================================================================================

     1.  TONNES MILLED/CRUSHED REPRESENTS 100% OF MINE PRODUCTION
     2.  GOLD EQUIVALENT TO DORE REPRESENTS THE COMPANY'S SHARE
     3.  54.7% OWNERSHIP INTEREST TO FEBRUARY 28, 2003, 100% THEREAFTER
     4.  50% OWNERSHIP INTEREST
     5.  49% OWNERSHIP INTEREST
     6.  32% OWNERSHIP INTEREST
     7.  2003 PRODUCTION AND COST DATA IS FOR FIVE MONTHS FROM FEBRUARY TO JUNE.